                              S  A  M

S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 10-08

  December 23, 2008

INCA PROJECT UPDATE, CHILE – “DELIRIO BRECCIA TARGET AREA”

SAMEX is continuing the compilation and interpretation of results from its Phase I exploration program at the INCA Project in Chile that includes multiple copper, molybdenum and gold targets.  This news release reports on results from the Deliro area where extensive geological work including geophysics surveys, trenching and ten core drill holes has resulted in:

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Defining two large, adjoining mineralized breccia bodies, “Delirio West Lobe” and “Delirio East Lobe”, with widths of 150- to nearly 200 meters and a combined length of more than 800 meters.

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Observing visible coarse gold in several hand samples of oxide-copper mineralized breccia from the Delirio West Lobe (the likely source for the large placer-gold workings in the valley below the Delirio West Lobe - see graphics Plate 1).

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Outlining an exploration target of near surface oxide-copper mineralization, situated in an ideal, easy strip-out mining location (low strip ratio, see Plate 1).

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Identifying significant geologic differences between the two lobes, which will help better define Phase II exploration work programs.

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Continuous chip-channel samples along the new access road cut across the upper-western portion of the Delirio West Lobe returning an average grade of 0.40% total copper and 0.511g/mt gold over a 167-meter horizontal width.

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Demonstrating that copper/moly mineralization and important alteration features persist to great drilling depths of over 400 meters.

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Identifying a target for potential high-grade secondary enriched copper mineralization (covellite and chalcocite) and deeper seated, primary copper sulfide mineralization within the Delirio East Lobe breccia (see Plate 3).

Graphic plates, maps, cross-sections, tables of geochemical results, histograms, IP anomalies, and photos related to this news release can be viewed on the SAMEX website at www.samex.com.  A more detailed technical summary of the results from the Delirio breccia complex is also posted on the website for mining analysts and mining companies monitoring the project results.  SAMEX has been conducting tours and providing technical data packages for mining companies interested in the INCA project.

SAMEX President, Jeff Dahl reports “the INCA project continues to surprise us with the extent and diversity of mineralization and alteration features that are present.  Rarely does a small exploration group like ours get to tackle a project with so many prospective targets”.

In brief, two targets have been outlined at the Delirio breccia complex, which deserve more exploration drilling.  The upper part of the Delirio West breccia lobe retains a thick cap of oxide-copper mineralization with underlying sporadic primary copper sulfide with potassic alteration.  Drilling coupled with geologic mapping have helped outline dimensions which give good credence that a target of 20 to 25 million metric tons of oxide-copper mineralization could be present. The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the Delirio target area, has yet to be proven by drilling and other exploration activities.  Problems though, with washing out of in-fill oxide-copper mineralized material from breccia voids (see Plate 2) during drilling has made the copper and gold analytical results on core difficult to reconcile in light of known mine grades and surface chip-channel sample results.  In the next phase of exploration, some type of bulk sampling, in lieu of drilling, would help to get a better understanding of the distribution of copper and gold grades.

In contrast, the Deliro East Lobe is much more strongly affected by secondary superposed sericite alteration.  Elsewhere on the INCA property, breccia pipes affected by strong secondary sericite alteration tend to be much-better mineralized at depth with primary copper sulfide (ex. Manto Cuba, Providencia) and, if exposed to erosion, are highly susceptible to supergene processes of leaching and re-mobilization of copper resulting in formation, at greater depth, of thick, higher-grade “blankets” of enriched secondary copper-sulfide mineralization (ex. Manto Cuba, San Pedro cluster, San Antonio).  At these locations, the secondary copper-sulfide zone with much-enhanced grades was concealed beneath a leached cap of breccia (Manto Cuba) or veinleted monzonite (San Antonio), which is mostly depleted in copper and contains abundant residual iron-oxide minerals.  This same situation has been identified at the Delirio East breccia lobe where a target of an enriched zone of secondary copper-sulfide mineralization may be present over a large area at depth within this breccia pipe.

The large surface dimensions outlined by geologic mapping (+500 meter length) and the two drill holes through oxidized and leached breccia show widths of the Delirio East breccia lobe to be 150 meters or more across, which is permissive for a target of 20 to 25 million metric tons of enriched secondary copper-sulfide mineralization. The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the Delirio target area, has yet to be proven by drilling and other exploration activities.   Deeper drilling is warranted to test beneath the levels of leaching and enrichment in the Delirio breccia complex for primary copper sulfide mineralization.  The primary copper-sulfide mineralization could also be extensive and of better grade than that intersected at depth at the Delirio West breccia lobe along drill panel D-L1; and as supported by the IP anomaly identified on Line 5.

In addition, the satellite target just to the north of the Delirio breccia complex also deserves further exploration for a concealed mineralized breccia pipe beneath the outcropping stockwork veinlet zone and prominent silicified and tourmalinized breccia outcrops.

A second phase exploration program of concerted drilling and bulk sampling is warranted in the Delirio area to advance the multiple targets. The Delirio targets are conceptual in nature, there has been insufficient exploration to define a mineral resource within the Delirio area and it is uncertain if further exploration will result in discovery of a mineral resource within the Delirio breccias targets.

“Robert E. Kell”

Vice-President – Exploration

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Phil Southam, Geologist.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects. Geochemical analyses on samples were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Mr. Kell and Mr. Southam.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.